August 16, 2010

Mr. Shant Koumriqian
Chief Financial Officer
MPG Office Trust, Inc.
355 South Grand Avenue, Suite 3300
Los Angeles, California 90071

      Re: **MPG Office Trust, Inc.**
              Form 10-K/A for the year ended 12/31/2009
              Filed on 4/30/2010
              File No. 001-31717

Dear Mr. Shant Koumriqian:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

              Sincerely,

              Linda Van Doorn
              Senior Assistant Chief Accountant